

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 5, 2021

Robert Reffkin
Founder and Chief Executive Officer
Compass, Inc.
90 Fifth Avenue, 3rd Floor
New York, New York 10011

>   **Re: Compass, Inc.**
>   **Draft Registration Statement on Form S-1**
>   **Submitted January 11, 2021**
>   **CIK No. 0001563190**

Dear Mr. Reffkin:

  We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

Prospectus Summary, page 1

1. Please clarify whether your total serviceable market is based on the entire market in the United States or the 44 markets that you cover across the United States. Also, please provide context regarding your discussion of the total addressable market globally by disclosing that none of your agents are located outside of the United States and that you currently do not engage in any non-U.S. real property transactions.

Risk Factors

We are periodically subject to claims, lawsuits, government investigations and other proceedings..., page 35

2.   You disclose that your agreements with each of your agents include mandatory arbitration provisions. Please disclose whether the mandatory arbitration provisions apply to claims under the federal securities laws. Specifically, clarify whether the provisions apply to any claims related to the Agent Equity Program in which you offer agents the ability to receive a portion of their commissions in the form of options to receive common stock.

Business

Overview, page 61

3.   To provide appropriate context regarding the gross transaction value you present on the graph from 2013 through 2020, please also include revenue and net loss or income for each period presented.

4.   Please clarify the method by which you calculate your net promoter score and explain how management uses this score to monitor or manage your business. Disclose any underlying assumptions and limitations in how the score is calculated or used.

5.   Explain the basis or source for your statement that your agents sold homes in 21% fewer days, on average, relative to agents at firms with comparable average home sale values in your MLS cities.

Management's Discussion and Analysis of Financial Condition and Results of Operation
Key Business Metrics, page 66

6.   Tell us how you considered disclosing the increases in your key business metrics during 2019 attributable to the acquisitions of Pacific Union International, Inc. and Paragon Real Estate Holdings, Inc.

7.   Tell us how you considered disclosing revenues and number of agents by geographic market. In this regard, we note your disclosure on page 67 that your overall rate of growth will depend on changes in home sale prices and geographic mix.

Platform Contribution, page 68

8.   Your Platform Contribution measure includes adjustments to revenue for commissions paid to agents (net of technology and resources fees received from them), and, accordingly, appears to reflect revenue as if you are the agent in the transaction. Tell us why you believe this measure does not substitute individually tailored recognition and measurement methods for those of GAAP.   Refer to Question 100.04 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

Results of Operations
Comparison of 2018 and 2019
Revenue, page 77

9. Tell us how you considered disclosing the increase in revenue in 2019 attributable to the acquisitions of Pacific Union International, Inc. and Paragon Real Estate Holdings, Inc.

Management
Board of Directors Composition, page 117

10. We note that Mr. Housenbold, a member of your board of directors, is affiliated with SVF Excalibur (Cayman) Limited, one of your principal stockholders. Please disclose whether Mr. Housenbold was appointed to the board in connection with any shareholder agreement. Refer to Item 401(a) of Regulation S-K.

Certain Relationship and Related Party Transactions
Seventh Amended and Restated Investor Rights Agreement, page 144

11. Please identify the parties to the investors' rights agreement and disclose the material terms of the agreement, including observer rights and committee representation on the board.

Principal Stockholders, page 146

12. Please disclose the natural person or persons who exercise the voting and/or dispositive powers with respect to the securities owned by SVF Excalibur (Cayman) Limited and DG Urban-C L.P.

Description of Capital Stock
Voting Rights, page 148

13. Please revise your disclosure to explain your agent equity program, which is referenced in this section. Also, discuss all of the conditions under which the shares of Class B common stock may be converted into shares of Class B common stock. We note that conversion may also occur with the sale of common stock pursuant to an effective registration statement and with the approval of the Board of Directors.

Consolidated Financial Statements
Consolidated Balance Sheet, page F-3

14. Your disclosure on page 82 indicates that other current assets increased by $45 million as of December 31, 2019, primarily related to increases in prepaid incentives for agents. Please clarify the nature of these incentives and your accounting policies for these incentives.

Notes to Consolidated Financial Statements
2. Summary of Significant Accounting Policies
Compass Concierge Receivable and Allowance for Doubtful Accounts, page F-11

15. You disclose that your Compass Concierge Program is based on a services model provided by Compass Concierge, LLC. Please clarify the specific services you provide under this program and whether you earn any fees or interest in connection with this program. If material, please disclose you revenue recognition policies with respect to such fees. Please also clarify any expenses you incur in connection with this program.

16. Please clarify the terms of the commercial arrangement you have with the independent third party that provides loans under your Concierge Capital program, including your rights and obligations with respect to these loans, any fees you earn, expenses you incur or loans that you guarantee.

Revenue Recognition, page F-14

17. Please clarify how you considered all of the factors in ASC 606-10-55-36 through 55-40 in determining that you are the principal in the transaction. In this regard, your disclosures on pages 90 and 91 appear to indicate that your agents, acting as independent contractors, fulfill the primary services. Please ensure you specifically include the following in your response:

   • Clarify the specific services contracted for by the customer and how you control each of these services prior to being transferred to the customer. Clarify how you have the right to direct the agents to perform services, including whether you can direct them to fulfill specific contracts with customers and whether you have a right to substitute different brokers to fulfill contracts.

   • Explain the specific terms of the contract that you enter into with the customer and the specific terms of the contract that you enter into with the agent as it relates to responsibility for fulfillment and acceptability of services. Please also clarify the timing of entering into these contracts.

   • Clarify whether you are obligated to pay the agent in the event a purchase or sale under contract fails to close, or in other circumstances where the agent has otherwise fulfilled all of its obligations under the contract.

   • Clarify whether agents have discretion in negotiating the commission and other terms of the contract, and ultimately have discretion in deciding whether they will accept to fulfill the services under the contract, or whether they can decline to fulfill the services.

Stock Based Compensation, page F-16

18. For awards issued in connection with your Agent Equity Program, please clarify if the measurement date is the closing date of the underlying real estate commission transaction or the date granted at the beginning of the year following the year when the commissions were earned, and the basis for this determination. Further, we note your disclosure on page F-34 that these awards generally vest over four years. Please clarify the specific service or performance conditions that must be met by the agents subsequent to the closing date of the underlying real estate transaction in order to earn the award.

19. Please clarify if you considered the agents employees or non-employees prior to the adoption of ASU 2018-07, and whether there were any differences in accounting for these awards, including whether you remeasured the awards over the vesting period

10. Stock Based Compensation
Stock Options, page F-34

20. Please disclose the fair value of your shares of common stock used as the input in the determination of the fair value of your stock options for each period presented. Please refer to ASC 718-10-50-2(f)(2).

General

21. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

      You may contact Laura Veator, Staff Accountant, at (202) 551-3716 or Craig Wilson, Senior Advisor, at (202) 551-3226 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Technology

cc: Jamie Evans